UNITOR

- **Operating revenue MNOK 550 (562)**
- **Operating result MNOK 32(12) and EBITDA of MNOK 58 (32)**
- **EPS increased to 0,99 (0,16) for the quarter**

Q3 2004



Highlights

In Q3 Unitor delivered solid improvements in operating results and in EBT. The positive development is based on the Ships Service division's 160% improvement in operating results from same quarter last year. The EPS of NOK 0,99 is the best since 2001.

In September Unitor launched UniTrak – an electronic tracking and tracing system for gas and refrigerant cylinders. The reception of UniTrak has been positive and several major customers have already flagged their intention to implement the system.

Financial performance

Q3 operating revenues ended at MNOK 550 (562). Adjusted for the NOK/USD currency fluctuations and sale of fixed assets last year, revenue increased with MNOK 7, a growth rate of 1,3%. The underlying revenue distribution shows solid growth for the Ships Service division. The Ships Equipment division reports a reduction in revenue compared to Q3 2003 but in line with expectations. The Gross Margin improved to 45,8% (44,3%).

The operating result ended at MNOK 32 (12). The Ships Service division delivered an improved operating result of MNOK 55 (21). The improved result reflects higher revenue, improved margin and lower operating costs. The operating costs include a one-off reduction in bad debt provision of MNOK 5 this quarter. The Ships Equipment delivered an unsatisfactorily operating result of MNOK –1 (9). This reflects a relative low revenue level and margins below expectations due to one-off costs related to completion of projects in the European unit this quarter. Operating costs are as expected.

EBIT ended at MNOK 39 (12). This includes a currency hedge gain of MNOK 6,5 (0). EBT was MNOK 33 (5).

Total assets decreased MNOK 1.596 (1.613). This is an increase of MNOK 94 since year-end 2003. Net working capital ended at MNOK 618 (579). This is an increase of MNOK 171 from year-end 2003. Net interest bearing debt ended at MNOK 351 (295), an increase of MNOK 114 from year-end 2003, reflecting an increase in net working capital and dividend payment.

Q3 net change in cash from operations was MNOK 34 (19).

Unitor Ships Service

Revenue from sales of products and services to the commercial fleet totaled MNOK 431 (424) in the quarter and MNOK 1,292 (1,243) for the year's first three quarters. This represents quarter-on-quarter and year-on-year growth of 5,9% and 5,6% respectively. Positive growth was achieved in all geographic areas, with highest growth still coming from Asia Pacific and South East Europe. The trend towards fewer orders but with higher average value continued. This is a sign of increased sales per vessel and gives lower cost per transaction. 41,309 (41,902) orders were received with an average value of NOK 9,431 (9,207).

The picture for the quarter ... .fferent Business Units. Chemical sales grew by 10,4% to MNOK 144 (136). Accumulated year to date the growth was 9,0% on sales of MNOK 425 (396). Revenue from the Maintenance & Repair business was up 7,7% totaling MNOK 101 (99) for the period and up 6,9% at MNOK 304 (291) year to date. Refrigeration revenue fell by 2.5% to MNOK 63 (69) in the third quarter but is up 4,7% for the first nine months at MNOK 187 (183). Safety revenue also declined in the third quarter by 3,6%, to MNOK 73 (80). Accumulated safety revenue for the year's first nine months was MNOK 233 (249), a reduction of 4,5%.

Unitor continues to grow in the cruise segment, with year to date sales well over last year. A supply agreement was reached with a cruise customer to supply 3M's multi-surface bathroom *cleaner products. Supplying cruise ship accommodation areas is a breakthrough for Unitor.*

Unitor's electronic tracking and tracing system for gas and refrigerant cylinders - UniTrak - was implemented worldwide on 11 October. The system gives each cylinder an electronic fingerprint that is tracked each time a cylinder transaction takes place. Unitor cylinders maintain very high safety standards, and the combination of knowing that a cylinder is a Unitor cylinder and knowing its whereabouts at all times provides the customer with greater control of the safety aspects of handling and storing gas cylinders. In addition, a secure web site gives customers access to important management information concerning their onboard gas and cylinder stocks and product consumption. The new system also means that Unitor can optimize cylinder purchasing and stocking and monitor supplier performance. Several major customers have already flagged their intention to implement UniTrak.

Unitor Ships Equipment

Total revenue from sales of systems and equipment to shipyards totaled MNOK 119 (138) for the third quarter and MNOK 370 (390) year to date 2004.

Revenue from Marine Systems totaled MNOK 96 (103) for the period and MNOK 287 (308) for the first nine months of the year. Order intake totaled MNOK 117 (135). Asian customers comprised MNOK 75 of this. Marine Systems order reserve at the end of September was MNOK 382 (266). Revenue from Marine Contracting was MNOK 23 (35). Third quarter order intake was MNOK 53 (70). Accumulated order reserve at the end of September was MNOK 216 (295).

In September Unitor was awarded a contract to deliver insulation systems and deck covering systems for the first of a series of 6+2 Type 45 (T45) destroyers being built for the Royal Navy by BAE Systems Naval Ships. The contract is worth in the region of MNOK 45. Delivery will take place during the latter part of 2004 and 2005.

Shareholder Information

At the end of Q3, the 3 major shareholder controlled 90,06% of all outstanding shares. The company own 273.714 of it's own shares. The Board of Directors has decided to call for an extraordinary general meeting to propose a dividend of NOK 5 per share to be paid in cash.

Figures in brackets refer to the same period last year, % are calculated based on fixed exchange rates

Key ratios

		2004 3 q	2003 3 q	2004 2 q	2004 1 q	2003 4 q
Operating revenues	MNOK	550	562	561	551	526
EBITDA	MNOK	58	32	51	37	42
EBIT	MNOK	39	12	31	17	21
EBT	MNOK	33	5	21	11	11
EPS	NOK	0.99	0.16	0.63	0.36	0.39
Cashflow from operations	NOK	34	19	26	(40)	76
Earnings per share fully diluted	NOK	0.99	0.16	0.63	0.36	0.39
Operating margin	%	5.9	2.2	4.5	2.0	2.9
EBITDA margin	%	10.6	5.7	9.2	6.7	7.9
EBT/Sales	%	5.9	0.9	3.8	2.0	2.1
Return on capital employed (ROCE)*	%	10.3	3.9	8.2	3.9	4.9
Return on equity (ROE)*	%	9.7	1.4	6.2	3.5	3.5
Average sale pr. order	NOK	9 431	9 207	9 568	9 305	9 132
Number of orders	Number	41 309	41 902	41 232	41 983	38 749
Number of employees	Number	1 353	1 181	1 349	1 351	1 330

* Annualised

Definition: EBITDA = (Ordinary operating result** + Ordinary depreciation + Net currency hedge)

** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Contact persons:
Jarle Roth, CEO phone +47 91 79 29 85
Knut Abrahamsen, CFO phone +47 92 40 10 38


Unitor Chem

Misc.

Maint. & Rep.
304
(291)
24%
(35)
4%
(89)
7%
Chem.
425
(396)
33%
Refrig.
187
(183)
14%
Safety
233
(249)
18%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE ytd
Total MNOK 1.292 (MNOK 1.243)
()= 2003 figures


(82)
22%
0%
0
(10)
0%
Misc.
3
-
1%
Maint.
& Rep.
28
(26)
8%
Refrig.
44
(41)
12%
Safety
211
(229)
57%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT ytd
Totalt MNOK 370 (MNOK 390)
()= 2003 figures


(11)
5%
(29)
7%
Chem.
144
(136)
33%
Maint.
& Rep.
101
(99)
23%
Refrig.
63
(69)
15%
Safety
73
(80)
17%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 3q
Total MNOK 431 (MNOK 424)
()= 2003 figures


(35)
19%
0%
Maint.
& Rep.
9
(7)
8%
Refrig.
14
(20)
12%
Safety
73
(75)
61%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 3q
Totalt MNOK 119 (MNOK 138)
()= 2003 figures

Profit and loss statement *MNOK*	2004 YTD	2003 YTD	2004 3 q	2003 3 q	2003
Operating revenues	**1 662**	**1 633**	**550**	**562**	**2 159**
Cost of goods sold	909	915	298	313	1 212
Wages and social benefits	359	319	120	108	426
Other operating costs	266	311	80	108	398
Ordinary depreciation	60	61	20	21	81
Restructuring cost and write downs	0	20	0	0	24
Operating result	**68**	**7**	**32**	**12**	**18**
Net interest income/ (costs)	(13)	(8)	(4)	(3)	(11)
Net other financial gain/ (loss)	10	55	5	(4)	58
Net financial costs	**(3)**	**47**	**1**	**(7)**	**47**
Earnings before tax	**65**	**54**	**33**	**5**	**65**
Estimated taxes	26	21	13	1	25
Net profit	**39**	**33**	**20**	**4**	**40**

Revenues/ Result per Division *MNOK*	2004 YTD	2003 YTD	2004 3 q	2003 3 q	2003
Operating Revenue					
Division Ships Service	1 292	1 243	431	424	1 637
Division Ships Equipment	370	390	119	138	522
Operating Result*					
Division Ships Service	122	59	55	21	85
Division Ships Equipment	10	26	(1)	9	23
Division Head Office and others	(64)	(78)	(22)	(18)	(90)

** 2003 figures are restated due to new organisation structure*

Analysis of cashflow *MNOK*	2004 YTD	2003 YTD	2004 3 q	2003 3 q	2003
Net change in cash from operation	20	74	34	19	150
Net change in cash from investments	(47)	0	(12)	2	(23)
Net change in cash from financing	53	(44)	(30)	(25)	(131)
Net change in cash	**26**	**30**	**(8)**	**(4)**	**(4)**
Cash position 01.01	64	68	98	102	68
Cash position 30.09	**90**	**98**	**90**	**98**	**64**

Balance sheet *MNOK*	2004 YTD	2003 YTD	2003
Intangibles	208	230	226
Other long term assets	353	374	358
Inventories	466	427	420
Accounts receivable	422	447	395
Other short term receivables	57	37	39
Cash and bank deposits	90	98	64
Total assets	**1 596**	**1 613**	**1 502**
Total paid-in equity	596	599	599
Other equity	216	279	184
Total equity	**812**	**878**	**783**
Long term interest bearing liabilities	441	393	301
Other long term liabilities	16	10	11
Short term interest bearing liabilities	0	0	0
Other short term liabilities	327	332	407
Total liabilities	**784**	**735**	**719**
Total equity and liabilities	**1 596**	**1 613**	**1 502**

Equity *MNOK*	Paid-in equity	Other equity	Total Equity
Equity per 31.12.03	**599**	**184**	**783**
Net profit		39	39
Own Shares	(3)	(7)	(10)
Currency exchange differences		0	0
Equity per 30.09.04	**596**	**216**	**812**

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles. No changes in principles from Annual Report 2003.

UNITOR

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00